UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

    559078 100

 (CUSIP Number)

W. Pierce Carson, CEO/Director
2010 A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  884 -3766  ( tel )

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

              May 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    □

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559078 100

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN D. GIBBS

(2) Check the Appropriate Box if a Member (a) [  ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*      PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

U.S.A.

Number of Shares	(7) Sole Voting Power 51,688,988
Beneficially Owned	(8) Shared Voting Power 0 __
by Each Reporting	(9) Sole Dispositive Power 51,688,988
Person With	(10) Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

49,688,988 shares of Common Stock

2,000,000 shares of Common Stock issuable upon exercise of Warrants

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)   43.41%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold

Corporation, a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)     John D. Gibbs; 807 Wood N Creek, Ardmore, OK  73041, President of TriPower Resources, 16 E. Street SW, Ardmore, OK  73401.

(d) - (f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been ( i ) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item No. 3 is hereby amended to read as follows:

On May 31, 2018, Mr. Gibbs purchased from the Issuer in a private transaction, an aggregate of 5,000,000 Units at a price of $0.02 per Unit, each Unit consisting of one share of Common Stock and one Warrant exercisable to purchase one additional share of Common Stock at price of $0.02 per share.

On June 20, 2018, Mr. Gibbs partially exercised his Warrant to purchase 3,000,000 of Common Stock at a price of $0.02 per share.

On June 20, 2018 Mr. Gibbs agreed to convert $100,000 of outstanding principal due under the Credit Agreement between Mr. Gibbs and the Company into 5,000,000 shares of Common Stock at a conversion price of $0.02 per share.

ITEM 4.  PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Gibbs for investment.  Mr. Gibbs reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item No. 5 is hereby amended to read as follows:

(a)     At the close of business on June 25, 2018, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 51,688,988 shares of Common Stock, consisting of 49,172,488 shares of Common Stock owned individually, a Warrant to purchase 2,000,000 shares of Common Stock, and 516,500 shares of Common Stock owned by Tri Power Resources, Inc., an entity controlled by Mr. Gibbs.  The securities represent 43.41% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 117,081,382 shares of common stock issued and outstanding as of the date of this report.

(b)     Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c)     Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)     Not applicable.

(e)     Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None, other than as previously disclosed in the Company’s reports filed with the SEC under Section 13 of the Securities Exchange Act of 1934, as amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 25, 2018

  /s/ John D. Gibbs_____________________

(Name/Title)